Exhibit 21

SUBSIDIARIES OF FPL GROUP, INC.

FPL Group, Inc.'s principal subsidiaries as of December 31, 2008 are listed below.

	Subsidiary	State or Jurisdiction of Incorporation

1.	Florida Power & Light Company (100%-owned)	Florida
2.	FPL Group Capital Inc (100%-owned)	Florida
3.	NextEra Energy Resources, LLC (a) (b)	Delaware
4.	Bay Loan and Investment Bank (b)	Rhode Island
5.	Palms Insurance Company, Limited (b)	Cayman Islands
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(a)	Includes 396 subsidiaries that operate in the United States and 33 subsidiaries that operate in foreign countries in the same line of business as NextEra Energy Resources, LLC
(b)	100%-owned subsidiary of FPL Group Capital Inc